UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 4)

Under the Securities Exchange Act of 1934

Osteotech, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

688582105

(CUSIP Number)

Vinita K. Paul Chief Compliance Officer Heartland Advisors, Inc. 789 N. Water Street Milwaukee, Wisconsin 53202 (414) 347-7777	Paula Skidmore Boston Avenue Capital LLC 15 East 5th Street, Suite 3200 Tulsa, Oklahoma 74103 (918) 583-3333	Kenneth H. Shubin Stein, MD, CFA Spencer Capital Management, LLC 1995 Broadway, Suite 1801 New York, New York 10023 (212) 586-4190

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 11, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 688582105	SCHEDULE 13D	Page 2 of 15 Pages

1	NAMES OF REPORTING PERSONS Boston Avenue Capital LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Oklahoma

	7	SOLE VOTING POWER

544,912
NUMBER OF
	8	SHARED VOTING POWER

SHARES		0
BENEFICIALLY
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING		544,912
PERSON
WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

544,912

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (Limited Liability Company)

CUSIP No. 688582105	SCHEDULE 13D	Page 3 of 15 Pages

1	NAMES OF REPORTING PERSONS Stephen J. Heyman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		544,912

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		544,912

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	544,912

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN, HC

CUSIP No. 688582105	SCHEDULE 13D	Page 4 of 15 Pages

1	NAMES OF REPORTING PERSONS James F. Adelson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		544,912

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		544,912

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	544,912

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN, HC

CUSIP No. 688582105	SCHEDULE 13D	Page 5 of 15 Pages

1	NAMES OF REPORTING PERSONS Charles M. Gillman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☒
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		544,912

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		544,912

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	544,912

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No. 688582105	SCHEDULE 13D	Page 6 of 15 Pages

1	NAMES OF REPORTING PERSONS Spencer Capital Opportunity Fund, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☒
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		530,683

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		530,683

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	530,683

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO (Limited Partnership)

CUSIP No. 688582105	SCHEDULE 13D	Page 7 of 15 Pages

1	NAMES OF REPORTING PERSONS Spencer Capital Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☒
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		530,683

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		530,683

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	530,683

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO (Limited Liability Company), HC

CUSIP No. 688582105	SCHEDULE 13D	Page 8 of 15 Pages

1	NAMES OF REPORTING PERSONS Spencer Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☒
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		530,683

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		530,683

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	530,683

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO (Limited Liability Company), IA

CUSIP No. 688582105	SCHEDULE 13D	Page 9 of 15 Pages

1	NAMES OF REPORTING PERSONS Kenneth H. Shubin Stein, M.D., C.F.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☒
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		530,683

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		530,683

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	530,683

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN, HC

CUSIP No. 688582105	SCHEDULE 13D	Page 10 of 15 Pages

1	NAMES OF REPORTING PERSONS Heartland Advisors, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO – Funds of investment advisory clients

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Wisconsin

	7	SOLE VOTING POWER

0

NUMBER OF	8	SHARED VOTING POWER

SHARES		3,089,553
BENEFICIALLY
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING		0
PERSON
WITH	10	SHARED DISPOSITIVE POWER

3,284,763

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,284,763

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

CUSIP No. 688582105	SCHEDULE 13D	Page 11 of 15 Pages

1	NAMES OF REPORTING PERSONS William J. Nasgovitz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO – Funds of investment advisory clients

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

0

NUMBER OF	8	SHARED VOTING POWER

SHARES		3,089,553
BENEFICIALLY
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING		0
PERSON
WITH	10	SHARED DISPOSITIVE POWER

3,284,763

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,284,763

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN, HC

CUSIP No. 688582105	SCHEDULE 13D	Page 12 of 15 Pages

Item 1. Security and Issuer

          This Schedule 13D relates to shares of common stock, $0.01 par value per share (the “Common Stock”), of Osteotech, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 51 James Way, Eatontown, New Jersey 07724.

Item 2. Identity and Background

          This Schedule 13D is jointly filed by Boston Avenue Capital LLC, Spencer Capital Opportunity Fund, LP, Heartland Advisors, Inc. and their respective affiliates, as set forth below.

Individuals Affiliated with Boston Avenue Capital LLC

          Boston Avenue Capital LLC (“BAC”) is an Oklahoma limited liability company whose principal business is investment. Messrs. Stephen J. Heyman and James F. Adelson are the joint managers of BAC. Mr. Charles M. Gillman is the portfolio manager for BAC.

          As joint managers of BAC, Messrs. Heyman and Adelson may each exercise voting and dispositive power over the shares of Common Stock held by BAC. As portfolio manager for BAC, Mr. Gillman may also exercise voting and dispositive power over the shares of Common Stock held by BAC. As a result, Messrs. Heyman, Adelson and Gillman may each be deemed to be indirect beneficial owners of shares of Common Stock held by BAC.

          The principal occupation of each of Messrs. Heyman and Adelson is independent oil and gas exploration and development. Mr. Gillman’s principal occupation is providing portfolio management services to Nadel and Gussman, LLC, a management company that employs personnel for its family-related entities and affiliates. Messrs. Heyman, Adelson and Gillman are U.S. citizens.

          The principal business address of BAC and Messrs. Heyman and Adelson is 15 East 5th Street, Suite 3200, Tulsa, Oklahoma 74103. The principal business address of Mr. Gillman is 15 East 5th Street, Suite 2660, Tulsa, Oklahoma 74103.

Entities and Individuals Affiliated with Spencer Capital Opportunity Fund, LP

          Spencer Capital Opportunity Fund, LP (“SCF”) is a Delaware limited partnership whose principal business is investment. Spencer Capital Partners, LLC (“SCP”), a Delaware limited liability company whose principal business is investment management, is a general partner of SCF. Spencer Capital Management, LLC (“SCM”), a Delaware limited liability company whose principal business is management, is an investment advisor to SCF. SCF, SCP and SCM are collectively referred to in this Schedule 13D as the “Spencer Entities”. Dr. Kenneth H. Shubin Stein is the managing member of SCP and SCM.

          As investment advisor to SCF, SCM may exercise voting and dispositive power over shares of Common Stock held by SCF. As general partner of SCF, SCP may also exercise voting and dispositive power over shares of Common Stock held by SCF. In addition, because he is the managing member of SCP and the portfolio manager of SCM, Dr. Shubin Stein may also exercise voting and dispositive power over shares of Common Stock held by SCF. As a result, SCP, SCM and Dr. Shubin Stein may each be deemed to be indirect beneficial owners of shares of Common Stock held by SCF.

Dr. Shubin Stein’s principal occupation is managing investment entities. Dr. Shubin Stein is a U.S. citizen.

The principal business office address of Dr. Shubin Stein and the Spencer Entities is 1995 Broadway, Suite 1801, New York, New York 10023.

Individuals Affiliated with Heartland Advisors, Inc.

          Heartland Advisors, Inc. (“Heartland”) is an investment adviser registered with the SEC that provides investment advisory services to Heartland Group, Inc., a registered investment company, as well as private investment advisory clients (collectively, “Client Accounts”). As investment adviser to the Client Accounts, Heartland has the authority to invest the funds of the Client Accounts in securities (including shares of Common Stock of the Company) as well as the authority to purchase, vote and dispose of securities (including shares of Common Stock of the Company), and may thus be deemed the beneficial owner of the shares of the Company’s Common Stock held by Heartland on behalf of such Client Accounts.

          Mr. William J. Nasgovitz is the President and Chief Executive Officer as well as a director and control person of Heartland. By virtue of his control of Heartland, Mr. Nasgovitz may be deemed to have a beneficial interest in the shares of the Company’s

CUSIP No. 688582105	SCHEDULE 13D	Page 13 of 15 Pages

Common Stock held by Heartland on behalf of the Client Accounts. Information regarding the executive officers and directors of Heartland is set forth on Schedule A attached hereto and incorporated herein by reference.

Heartland is a Wisconsin corporation. Mr. Nasgovitz is a U.S. citizen. The principal business office address of Mr. Nasgovitz and Heartland is 789 North Water Street, Milwaukee, WI 53202.

          BAC, the Spencer Entities, Heartland and Messrs. Adelson, Gillman, Heyman and Nasgovitz and Dr. Shubin Stein (collectively, the “Reporting Persons”) have entered into a joint filing agreement dated as of January 11, 2010 (the “Joint Filing Agreement”), a copy of which is filed herewith as Exhibit 99.1 and which is incorporated herein by reference.

          None of the Reporting Persons have, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors).

          None of BAC, the Spencer Entities, Messrs. Adelson, Gillman or Heyman or Dr. Shubin Stein have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          On January 25, 2008, Heartland, William J. Nasgovitz (President of Heartland, President and a director of Heartland Group, Inc. (the “Funds”) and a portfolio manager), Paul T. Beste (Chief Operating Officer of Heartland and Vice President and Secretary of the Funds), Kevin D. Clark (Senior Vice President and a portfolio manager of Heartland) and Hugh F. Denison (a portfolio manager and Senior Vice President of Heartland) (Heartland, Messrs. Nasgovitz, Beste, Clark and Denison collectively referred to herein as the “Respondents”) and certain others no longer associated with the Funds, reached a settlement with the Securities and Exchange Commission (“SEC”) that resolved the issues resulting from the SEC’s investigation of Heartland’s pricing of certain bonds owned by the Heartland High-Yield Municipal Bond Fund and the Heartland Short Duration High-Yield Municipal Fund (collectively the “HY Bond Funds”), and Heartland’s disclosures to the Funds’ Board of Directors and investors concerning the Heartland’s efforts to evaluate bond issuers in connection with the operation of the HY Bond Funds during calendar year 2000. The Respondents do not admit or deny any wrongdoing and the settlement does not establish wrongdoing or liability for purposes of any other proceeding. The SEC’s administrative order involves, among other things: (i) findings by the SEC that the Respondents violated certain federal securities laws; (ii) a cease and desist order against the Respondents; (iii) a censure of the Respondents (other than Mr. Denison); (iv) payment by the Respondents (other than Mr. Denison) of disgorgement of $1; and (v) civil money penalties against the Respondents (other than Mr. Denison) as follows: Heartland and Mr. Nasgovitz, jointly and severally, $3.5 million; Mr. Beste, $95,000; and Mr. Clark, $25,000. In connection with this administrative settlement, the SEC’s civil complaint against the Respondents was dismissed.

Item 3. Source and Amount of Funds or Other Consideration

          As of January 11, 2010, BAC had invested $1,681,051 and SCF had invested $1,637,185 (including commissions and fees) in the Common Stock. The source of funds for these investments was the respective working capital of BAC and SCF.

          Heartland has beneficially owned shares of Common Stock on behalf of Client Accounts for a number of years, as previously reported on Schedule 13D. As of January 11, 2010, Heartland had acquired an aggregate of 3,284,763 shares of the Company’s Common Stock. All shares of Common Stock held by Heartland on behalf of the Client Accounts were purchased with funds provided by the Client Accounts.

          As of January 11, 2010, other than as described above, none of the Reporting Persons had invested in the Company.

Item 4. Purpose of Transaction

          The Reporting Persons acquired the Common Stock for investment purposes with the belief that the Common Stock is undervalued.

          As described in Item 6, certain of the Reporting Persons currently intend to enter into discussions, either directly or through representatives, with the Company’s management and directors with a view to changing the composition of the Board of Directors. Such Reporting Persons seek to nominate a slate of new qualified, independent directors at the Company’s 2010 annual meeting. Such slate may consist of a full slate of nominees or a number of nominees that would, if elected, constitute a majority of the Board. These Reporting Persons believe that such changes in leadership could help maximize shareholder value.

          Also, certain of the Reporting Persons have engaged, and/or will engage, in communications with one or more shareholders of the Company, one or more officers of the Company and/or one or more members of the board of directors of the Company and/or one or more representatives of the Company regarding the Company, including but not limited to its operations. These Reporting Persons may discuss ideas that, if effected, may result in any of the following: the acquisition by the Reporting Persons of additional Common Stock of the Company, the sale of the

CUSIP No. 688582105	SCHEDULE 13D	Page 14 of 15 Pages

Company or another extraordinary corporate transaction involving the Company, changes in the Company’s charter or bylaws, and/or changes in the management of the Company.

          Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, each Reporting Person may, at any time and from time to time, acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, the Reporting Persons’ respective duties and obligations and/or other investment considerations.

          Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

          The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 18,017,849 shares outstanding, which is the total number of shares of Common Stock outstanding as of November 4, 2009 reported in the Company’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2009.

Individuals Affiliated with BAC

          As of the close of business on January 8, 2010, BAC owned 544,912 shares, or 3.0%, of the Company’s Common Stock. BAC has sole direct voting and dispositive power over these shares. The transactions in the shares of Common Stock by BAC in the past 60 days are set forth in Attachment A and are incorporated herein by reference.

          None of Messrs. Heyman, Adelson or Gillman has direct, beneficial ownership of any shares of Common Stock. As discussed in Item 2, Messrs. Heyman, Adelson and Gillman have indirect, shared voting and dispositive power over the shares of Common Stock owned by BAC, and therefore are each indirect beneficial owners of the shares of Common Stock owned by BAC. In addition, BAC and Mr. Gillman are members of a “group” with Heartland, Mr. Nasgovitz, the Spencer Entities and Dr. Shubin Stein for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

Entities and Individuals Affiliated with SCF

          As of the close of business on January 8, 2010, SCF owned 530,683 shares, or 2.9%, of the Company’s Common Stock. SCF has the sole direct voting and dispositive power over these shares. The transactions in the shares of Common Stock by SCF in the past 60 days are set forth in Attachment B and are incorporated herein by reference.

          Other than as described in the paragraph above, none of the Spencer Entities or Dr. Shubin Stein has direct, beneficial ownership of any shares of Common Stock. As discussed in Item 2, SCP, SCM and Dr. Shubin Stein have indirect, shared voting and dispositive power over the shares of Common Stock owned by SCF, and therefore are each indirect beneficial owners of the shares of Common Stock owned by SCF. In addition, the Spencer Entities and Dr. Shubin Stein are members of a “group” with Heartland, BAC and Messrs. Nasgovitz and Gillman for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

Individuals Affiliated with Heartland

          As of the close of business on January 8, 2010, as investment adviser to the Client Accounts, Heartland may be deemed the beneficial owner of 3,284,763 shares, or approximately 18.2%, of the Company’s Common Stock. The clients of Heartland, a registered investment adviser, including a series of a registered investment company and other managed accounts, have the right to receive or the power to direct the receipt of dividends and proceeds from the sale of shares of the Company’s Common Stock held by Heartland included in this Schedule 13D. The Heartland Value Fund, a series of Heartland Group, Inc., a registered investment company, owns 1,502,326 shares, or 8.3%, of the Common Stock of the Company. Any remaining shares of Common Stock disclosed in this filing as owned by Heartland and Mr. Nasgovitz are owned by various other Client Accounts managed by Heartland on a discretionary

CUSIP No. 688582105	SCHEDULE 13D	Page 15 of 15 Pages

basis. To the best of Heartland’s knowledge, none of the other Client Accounts own more than 5% of the shares of the Company’s Common Stock presently outstanding.

          Heartland, as investment adviser to the Client Accounts, may be deemed to have shared voting power with respect to 3,089,553 shares and shared dispositive power with respect to 3,284,763 shares of Common Stock. Mr. Nasgovitz, as control person of Heartland, may be deemed to have shared voting power with respect to 3,089,553 shares of the Company’s Common Stock and shared dispositive power with respect to 3,284,763 shares and may thus be deemed the indirect beneficial owner of the shares beneficially owned by Heartland. Mr. Nasgovitz specifically disclaims beneficial ownership of such shares. The transactions in the shares of Common Stock by Heartland since the last Schedule 13D filing made by Heartland and Mr. Nasgovitz on December 28, 2009 are set forth in Attachment C and are incorporated herein by reference.

          In addition, Heartland and, as its control person, Mr. Nasgovitz are members of a “group” with BAC, the Spencer Entities, Mr. Gillman and Dr. Shubin Stein for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

          Each Reporting Person disclaims beneficial ownership of any shares of Common Stock, other than those shares of Common Stock for which such Reporting Person may exercise direct voting or dispositive power. The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is, for any purpose, the beneficial owner of any securities that are owned by any other Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this Schedule 13D and any amendments hereto. A copy of the Joint Filing Agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

          On January 11, 2010, BAC, Mr. Gillman, Heartland, Mr. Nasgovitz, Dr. Shubin Stein and the Spencer Entities entered into an agreement (the “Agreement”) pursuant to which, among other things, (a) the signatories thereto agreed to form a “group,” as defined under Section 13(d) of the Exchange Act (the “Group”), for the purpose of seeking to change the composition of the Board of Directors of the Company at the 2010 annual meeting of stockholders and taking such other actions as may be desirable to enhance stockholder value; (b) the Group agreed to the joint filing of this statement and any amendments hereto, in accordance with Rule 13d-1(k)(1)(iii) under the Exchange Act; (c) the Group agreed to share certain expenses; and (d) Dr. Shubin Stein was named as spokesperson for the Group. Any party may terminate its obligations under the Agreement on 24 hours written notice. A copy of the Agreement is attached as Exhibit 99.2 hereto and is incorporated herein by reference.

          Heartland is the investment adviser of the Client Accounts pursuant to separate investment management agreements which provide Heartland with the authority to invest the funds of the Client Accounts in securities (including shares of Common Stock of the Company); to hold, vote and dispose of securities (including shares of Common Stock of the Company); and to file this statement.

          Except as set forth in response to other Items of this Schedule 13D, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such Reporting Persons and any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement, dated January 11, 2010, by and among the Reporting Persons relating to the filing of a joint statement on Schedule 13D.

Exhibit 99.2	Agreement, dated January 11, 2010, by and among BAC, Mr. Gillman, Heartland, Mr. Nasgovitz, Dr. Shubin Stein and the Spencer Entities.

Exhibit 99.3	Power of Attorney (Incorporated by reference to Exhibit 2 of Amendment No. 3 of Heartland’s Schedule 13D filed with the SEC on December 28, 2009).

SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 11, 2010

BOSTON AVENUE CAPITAL LLC

By:	/s/ Stephen J. Heyman
	Name:	Stephen J. Heyman
	Title:	Manager

/s/ Stephen J. Heyman
STEPHEN J. HEYMAN

/s/ James F. Adelson
JAMES F. ADELSON

/s/ Charles M. Gillman
CHARLES M. GILLMAN

SPENCER CAPITAL OPPORTUNITY FUND, LP

By:	SPENCER CAPITAL PARTNERS, LLC
General Partner

By:	/s/ Kenneth H. Shubin Stein
	Name:	Dr. Kenneth H. Shubin Stein
	Title:	Managing Member

SPENCER CAPITAL MANAGEMENT, LLC

By:	/s/ Kenneth H. Shubin Stein
	Name:	Dr. Kenneth H. Shubin Stein
	Title:	Managing Member

SPENCER CAPITAL PARTNERS, LLC

By:	/s/ Kenneth H. Shubin Stein
	Name:	Dr. Kenneth H. Shubin Stein
	Title:	Managing Member

/s/ Kenneth H. Shubin Stein
DR. KENNETH H. SHUBIN STEIN

WILLIAM J. NASGOVITZ

By:	/s/ Paul T. Beste
	Name:	Paul T. Beste
	Title:	Attorney-in-Fact for William J. Nasgovitz
(Pursuant to Power of Attorney Previously Filed)

HEARTLAND ADVISORS, INC.

By:	/s/ Paul T. Beste
	Name:	Paul T. Beste
	Title:	Chief Operating Officer

SCHEDULE A

          The name and present principal occupation or employment of each executive officer and director of Heartland Advisors, Inc. are set forth below. The business address of each person is 789 N. Water Street, Milwaukee, WI 53202. All of the persons listed below are U.S. citizens. To the best of the Reporting Persons’ knowledge, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and no such person was a party to any civil or administrative proceeding except as described in Item 2 of this Schedule 13D.

Name	Principal Occupation

William J. Nasgovitz	Director, President and Chief Executive Officer

Paul T. Beste	Director, Chief Operating Officer, Chief Financial Officer and Secretary

Kevin D. Clark	Senior Vice President and Portfolio Manager

David C. Fondrie	Director, Senior Vice President and Portfolio Manager

Bradford A. Evans	Vice President and Portfolio Manager

David Ribbens	Senior Vice President

Vinita K. Paul	General Counsel and Chief Compliance Officer

Jeanne Kolimaga	Vice President

ATTACHMENT A

Trade Date	Reporting Person	Transaction Type[1]	# of Shares	Price Per Share ($)

12/23/2009	BAC	Buy	10,855	$2.9933
12/24/2009	BAC	Buy	5,401	$3.0009
12/28/2009	BAC	Buy	5,618	$3.0700
12/29/2009	BAC	Buy	293,376	$3.0699
12/30/2009	BAC	Buy	124,816	$3.0599
12/31/2009	BAC	Buy	90,616	$3.0679
01/08/2010	BAC	Buy	14,230	$3.0573

[1] All trades were made in the open market.

ATTACHMENT B

Trade Date	Reporting Person	Transaction Type[1]	# of Shares	Price Per Share ($)

12/23/2009	SCF	Buy	10,856	$2.9933
12/24/2009	SCF	Buy	5,400	$3.0009
12/28/2009	SCF	Buy	5,619	$3.0700
12/29/2009	SCF	Buy	293,376	$3.0698
12/30/2009	SCF	Buy	124,816	$3.0599
12/31/2009	SCF	Buy	90,616	$3.0679

[1] All trades were made in the open market.

ATTACHMENT C

Trade Date	Reporting Person	Transaction Type[1]	# of Shares	Price Per Share ($)

12/23/09	HAI	Buy	11,496	2.95
12/24/09	HAI	Buy	800	3.00

[1] All trades were made in the open market.